BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

October 14, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:         Pacific Life Insurance Company

Pacific Select Exec Separate Account – File No. 811-05563

Initial Registration Statements on Form N-6; Pre-Effective Amendment No. 2

Pacific Admiral VUL Flexible Premium Life Insurance Policy - File No. 333-238780

MVP VUL Admiral Flexible Premium Life Insurance Policy - File No. 333-238781

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563), set forth below are responses to Staff comments received on October 2, 2020, in connection with the above referenced Initial Registration Statement (filed on May 29, 2020), Pre-Effective Amendment No. 1 (filed on August 26, 2020), and Pre-Effective Amendment No. 2 (filed on September 25, 2020) on Form N-6. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable.

PROSPECTUS

Benefits and Risks of Your Policy

Risks of Your Policy

1.	Staff Comment: Change in Indexed Threshold Rate (page 6) – If accurate, in the second sentence please remove the word “minimum” before “rate by which…” and reconcile this sentence against the MVP VUL Admiral prospectus disclosure.

Response: The reference to minimum is accurate and we made the appropriate addition of “minimum” to the MVP VUL Admiral prospectus.

2.	Staff Comment: Segment Maturity (page 6) and Segment Maturity bullet (page 87) – Please add disclosure regarding the ability of a policyholder to transfer Segment Maturity Value or Accumulated Value in the Fixed Options to the Variable Investment Options.

Response: We added the following disclosure [new disclosure is underlined for your reference]:

Ms. Choo

October 14, 2020

“At the end of a Segment Term, you may reallocate the Segment Value to a new Indexed Account Segment, or to the Fixed Options. If the Segment Value was reallocated to a Fixed Option, you may transfer from a Fixed Option to any Variable Investment Options subject to certain transfer limitations. See YOUR INVESTMENT OPTIONS – Transferring Among Investment Options and Market-timing Restrictions.”

Indexed Fixed Options

3.	Staff Comment: First paragraph after Indexed Fixed Options comparison table (page 79) – Please add disclosure regarding whether or not Accumulated Value in the Fixed Account will accrue interest while a transfer to the Indexed Accounts is pending and what happens to any interest earned during that period (does it go to the Indexed Account or stay in the Fixed Account).

Response: We added the following disclosure [new disclosure is underlined for your reference]:

“Allocations to the Indexed Accounts are made first to the Fixed Account and transferred to the Indexed Accounts on the next Segment Start Date. Any amounts allocated to the Fixed Account while pending transfer to the Indexed Accounts will earn interest on a daily basis and the interest accrued will remain in the Fixed Account unless otherwise requested.”

4.	Staff Comment: Here is how Segments Work (page 87) – Please add language to the last bullet in this section regarding what happens at Segment Maturity if no reallocation instructions are provided by the policyholder (similar to language added in the Segment Maturity section earlier in the prospectus on page 6).

Response: We made the requested modification.

5.	Staff Comment: Taking Out a Loan – When you take out a Standard Loan (page 97) – In the last bullet, we note that in the MVP VUL Admiral prospectus, the disclosure states that “We will not decrease the annual rate to less than 1.00%...” where Admiral VUL states 2.00%. Please supplementally explain the reason for this difference or reconcile the disclosure.

Response: Thank you for bringing this to our attention. Both references should be 2.00% and we made the necessary modification.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage